SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549


                                                     Form 11-K






[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR


[  ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

For the transition period from                               to


Commission file number 001-07155 (R.H. Donnelley Corporation)
                       001-08612 (Ameritech Corporation)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   DonTech Profit Participation Plan, 200 E. Randolph Drive, Chicago, Illinois 60601

B. Name of issuers of the securities held pursuant to the plan and the address of their principal executive offices:

   R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577, and Ameritech Corporation, 30 South Wacker Drive, Chicago, Illinois 60606



                                                      REQUIRED INFORMATION


                 The required financial statements are attached to this report.

                 THE DONTECH PROFIT PARTICIPATION PLAN

                         INDEX TO FORM 11-K




                                                           Page

Report of Independent Accountants                             3


Statement of Changes in Net Assets Available for
Benefits With Fund Information for the Year
 Ended December 31, 1998                                      4


Statement of Net Assets Available for Benefits
With Fund Information as of December 31, 1998                 5


Statement of Net Assets Available for Benefits
With Fund Information as of December 31, 1997                 6


Notes to Financial Statements                              7-14


Signatures                                                   15


Exhibit 23 - Consent of Independent Accountants              16

                  REPORT OF INDEPENDENT ACCOUNTANTS


To the Employee Benefits Committee of The Board of Directors of
DonTech II:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DonTech Profit Participation Plan (the `Plan') as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  PricewaterhouseCoopers LLP




New York, New York
May 28, 1999


                              DONTECH PROFIT PARTICIPATION PLAN
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    WITH FUND INFORMATION
                            FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Dollars in Thousands)

                     R.H.
                    Donne- Ameri-  The    BGI    BGI    BGI   BGI
             BGI     lley  tech   D&B  Special Balan- Mid & Int'l       Par-
             Equity Common Common Common Fixed ced  Small  Equity Lega- tic-
       Total Index  Stock  Stock Stock  Income Index   Index  Index  cy   pant
       Plan  Fund   Fund   Fund   Fund    Fund Fund    Fund   Fund  Fund   Loans
     ------ ----- ------- ------ -----  ------ ------  -----  ------ ----  ----
Allocated
income in
Master
Trust $ 6,770 $ 2,431  $ 136  $ 3,028  $(254) $ 958  $ 136  $(9) $ 29 $ 243 $72

Accrued
interest
receivable
from loans  6       3      1        1      -     1       -    -     -    -    -

Contributions received:
- from
employer  752     280     53       64     11   167     28    46    32    71    -

- from
part-
icipants 2,361  1,099    164      299    159   296     97   139   117   (9)    -

Participant loan
repay-
ments     (14)    150     26       52     23   95      12     8     7    3 (390)

Distributions to
partici-
pants  (5,817) (1,468)   (39)    (342)  (171) (3,486) (44) (33)  (86)  (82) (66)

Loans to
partici-
pants     (57)   (155)   (26)     (50)   (50)   (77)   (8) (10)  (16)  (15)  350

Administrative
fees      (20)     (8)    (1)      (4)     -     (6)   (1)   -     -   -    -

Transfer from other
Trustee  4,605   3,146    99      190    146    138    85  465    96  240   -

InterFund
transfers  -    (1,194)  2,243   3,824  (787) 1,444   375 (772) (284)(4,849) -
        ------------------------------------------------------------------------
Net increase/
(de-
crease) 8,586  4,284  2,656   7,062  (923)  (470)  680 (166) (105)(4,398)(34)

Net assets available for
  benefits as of
  January 1,
  1998    41,715 14,277    -    3,037   923  15,711  946  715   747   4,398  961
        ------------------------------------------------------------------------

Net assets available for
  benefits as of
  December 31,
 1998   $50,301 $18,561 $2,656 $10,099 $-  $15,241 $1,626 $549 $642  $ -  $927
         ======================================================================


     The accompanying notes are an integral part of these financial statements


                                      DONTECH PROFIT PARTICIPATION PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                               WITH FUND INFORMATION
                                              AS OF DECEMBER 31, 1998

                     R.H.
                    Donne- Ameri-  The    BGI    BGI    BGI   BGI
             BGI     lley  tech   D&B  Special Balan- Mid & Int'l       Par-
             Equity Common Common Common Fixed  ced  Small  Equity Lega- tic-
       Total Index  Stock  Stock Stock  Income Index   Index  Index  cy   pant
       Plan  Fund   Fund   Fund   Fund    Fund Fund    Fund   Fund  Fund   Loans
     ------ ----- ------- ------ -----  ------ ------  -----  ------ ----  ----

Investment
in Master
Trust $50,175 $18,517 $2,592  $10,048   $  2 $15,098 $1,828 $528  $635 $-  $927

Accrued interest
 receivable from
 loans      6      3       1        1     -        1      -    -    -   -    -

Interfund receivable /
 (payable)  -    (11)     37      27    (2)     145    (207)  14  (3)   -    -

Contributions receivable:
- from parti-
cipants    118    54      22      22     -       1        5    6   8    -    -
- from empl-
oyer        27    10       5       5     -       2        1    1   3    -    -

Other accrued
 disburse-
 ments     (25) (12)     (1)     (4)     -      (6)      (1)   -  (1)  -    -
        ------------------------------------------------------------------------

Net assets available for
benefits as of
December 31,
1998     $50,301 $18,561 $2,656 $10,099   $-  $15,241 $1,626 $ 549 $642 $- $927
         ======================================================================



The accompanying notes are an integral part of these financial statements


                                    DONTECH PROFIT PARTICIPATION PLAN
                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          WITH FUND INFORMATION
                                         AS OF DECEMBER 31, 1997
                                          (Dollars in Thousands)

                     R.H.
                    Donne- Ameri-  The    BGI    BGI    BGI   BGI
             BGI     lley  tech   D&B  Special Balan- Mid & Int'l       Par-
             Equity Common Common Common Fixed ced  Small  Equity Lega- tic-
       Total Index  Stock  Stock Stock  Income Index   Index  Index  cy   pant
       Plan  Fund   Fund   Fund   Fund    Fund Fund    Fund   Fund  Fund   Loans
     ------ ----- ------- ------ -----  ------ ------  -----  ------ ----  ----

Investment in
Group
Trust $41,490 $14,054  $ -  $3,047  $898  $15,774  $930  $700  $732 $4,394 $961

Accrued interest
 receivable from
 loans       6      2    -          1     -       2      -     -    -     1    -

Interfund receivable /
 (payable)  -      119   -       (32)   (24)    (71)     7     5   (3)   (1)   -

Contributions receivable:
   - from parti-
   cipants  50      21   -         3     8        1      3    3   12     (1)   -
   - from
 employer  169      81   -        18    41        5      6    7    6      5    -

Other accrued
 disburse-
 ments       -       -   -        -     -         -      -    -   -      -     -
        ------------------------------------------------------------------------


Net assets available for
benefits as of
December 31,
1997  $41,715 $14,277   $- $3,037 $923   $15,711  $946  $ 715  $747 $4,398 $961
    ============================================================================

   The accompanying notes are an integral part of these financial statements

THE DONTECH PROFIT PARTICIPATION PLAN
NOTES TO FINANCIAL STATEMENTS


Note 1.  Plan Description

Overview

DonTech II is a general partnership between R.H. Donnelley Corporation (`RHD') and Ameritech Publishing of Illinois, Inc.,(`APIL') an indirect, wholly owned subsidiary of Ameritech Corporation (`Ameritech'). The partnership does business under the name DonTech (`DonTech' or the `Company'). On July 1, 1998, RHD separated from The Dun & Bradstreet Corporation (`D&B'), and operates as an independent public company. In 1997, RHD and APIL signed a series of agreements changing the structure of the existing partnership, AM-DON, and forming the current DonTech partnership.

DonTech has adopted the DonTech Profit Participation Plan (the `Plan') for the benefit of its eligible employees. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (`ERISA'). The Plan was established to provide a convenient way for eligible employees to save on a regular and long-term basis. The following summary provides an overview of major Plan provisions in effect for the Plan year ended December 31, 1998 and is provided for general informational purposes. Employees who contribute to the Plan (`Participants') or former employees who have assets in the plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility and Contributions

Full-time employees of the Company are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during the consecutive twelve-month period following employment or in any calendar year thereafter are eligible to participate in the Plan on the first day of the following January.

Participants in the Plan authorize direct payroll deductions of between 1% and 6%, in whole percent increments, of their included compensation, as defined by the Plan document (`Basic Contributions'). The Company makes contributions (`Matching Contributions') equal to a minimum of 50% of aggregate Basic Contributions. In accordance with the provisions of the Plan, the Company may contribute an additional percentage of the participant's aggregate Basic Contribution if the Company's net income for a Plan year increases more than 5% over the preceding Plan year.

Participants may make additional contributions (`Investment Contributions') up to a maximum of 10% of included compensation. Investment Contributions are not eligible for Matching Contributions. All contributions are subject to limitations imposed by the Internal Revenue Code (`IRC') and ERISA.

Participants' Basic Contributions and Investment Contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, a Participant may contribute up to a maximum of 16% of his or her included compensation (up to 6% in Basic Contributions and 10% in Investment Contributions) or the maximum allowed by the IRC, whichever is less. For Plan year 1998, the IRC limit on before-tax contributions was $10,000.

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the `Act'), the Plan limits covered compensation for purposes of determining Basic, Investment and Matching Contributions (collectively, `Contributions') to $160,000 for calendar year ended December 31, 1998.

                       THE DONTECH PROFIT PARTICIPATION PLAN
                     NOTES TO FINANCIAL STATEMENTS - (Continued)

Vesting and Investment Options

Basic and Investment Contributions are fully vested when made. Matching Contributions are fully vested when the Participant has completed three years of service with the Company. In addition, a participant becomes fully vested in Matching Contributions immediately upon attaining age 65 or in the event of death or disablement.

The Plan allows participants to allocate their Contributions to various investment options available under the Plan. These elections must be made in 10% increments and are subject to certain restrictions as described in the Plan document. Participants are not permitted to invest more than 50% of their account balance or contributions in the R.H. Donnelley Corporation or Ameritech Corporation Common Stock Funds (together the `Company Stock Fund'), nor are they permitted to specify a dollar amount to be transferred into these funds. Contributions, transfers and reallocations of actual balances into the Company Stock fund are invested 50% in Ameritech Corporation Common Stock Fund and 50% in R.H. Donnelley Corporation Common Stock Fund. Participants are able to reallocate their entire account balances in multiples of 10% among the Plan's investment options, subject to the 50% maximum in the Company Stock Funds.

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Amounts forfeited by non-vested or partially vested participants who terminated during the year ended December 31, 1998 totaled $48,000. Forfeited amounts reduce future Company contributions.

Participant Loans

Participants may obtain loans from the Plan, which are secured by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant. Interest rates applicable to Plan loans are commensurate with prevailing rates of interest charged on similar commercial loans determined in the marketplace plus 2%. The total number of participants with outstanding loans was 151 and 201 at December 31, 1998 and 1997, respectively.


Note 2.  Summary of Significant Accounting Policies

Master Trust

Prior to July 1, 1998, assets of the Plan were commingled with the assets of the Profit Participation Plan of The Dun & Bradstreet Corporation in The Dun & Bradstreet Defined Contribution Plan Group Trust (the `Group
Trust'). From January 1, 1998 through April 30, 1998 and for the Plan year ended December 31, 1997, the Group Trust was held by Bankers Trust Company as trustee. On May 1, 1998, D&B terminated its trustee relationship with Bankers Trust, established a new Group Trust at the Northern Trust Company (the `Trustee') and transferred the assets of the Plan to the Trustee.

On July 1, 1998, RHD established with the Trustee the R.H. Donnelley Corporation Defined Contribution Plan Master Trust (the `Master Trust'). Upon the separation of RHD from D&B, the assets of the Plan were transferred from the Group Trust to the Master Trust. As of December 31, 1998, assets of the Plan are commingled with the assets of The Profit Participation Plan of R.H. Donnelley. The Plan's investment in the Master Trust is based on its relative interest in the fair value of the assets held in the Master Trust. Investment income, gains and losses on sales of investments and net appreciation/depreciation in the fair value of investments are allocated to the Plan based upon the relative

                          THE DONTECH PROFIT PARTICIPATION PLAN
                        NOTES TO FINANCIAL STATEMENTS - (Continued)

investment balances at fair value during the valuation period. Fair value is determined based on quoted market prices of investment securities or contract value for investment contracts.

Contributions and Benefit Payments

Participant contributions are recorded in the period payroll deductions are made. Company contributions are based upon amounts required under the provisions of the Plan. Benefits are recorded when paid.

Liabilities relating to Participants who have elected to withdraw from the Plan but have not yet been paid were $352,000 and $322,000 as of December 31, 1998 and 1997, respectively. These amounts will be reflected on the Form 5500 to be filed by the Plan Administrator. The difference between benefits paid to Participants reported in the Statement of Changes in Net Assets Available for Benefits and Form 5500 for the year ended December 31, 1998 amounted to $30,000.

Expenses and Administrative Costs

Transaction and investment manager fees related to the Plan are charged against Plan assets. Trustee fees and other miscellaneous expenses of administering the Plan are borne by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a number of funds invested in stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination

While the Company has not expressed any intent to do so, it may discontinue its contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all Participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.


Note 3.  Investment Funds

Participants of the Plan can elect to have Contributions credited to their Plan accounts invested in one or more of the following investment funds. The percentage indicated represents the percentage of the total Master Trust investments dedicated to Participants. Remaining amounts are dedicated to participants in the Profit Participation Plan of R.H. Donnelley.

                          THE DONTECH PROFIT PARTICIPATION PLAN
                      NOTES TO FINANCIAL STATEMENTS - (Continued)


BGI Equity Index Fund            The BGI Equity Index Fund invests in common
                                 stock of companies included in the Standard &
                                 Poor's 500 Stock Index (S&P 500).  Vested and
                                 non-vested Participant balances in this fund
                                 represented 39% of the total Master Trust
                                 and 4% of the total Group Trust investment in
                                 this option as of December 31, 1998 and 1997,
                                 respectively.

R.H. Donnelley Corporation       The R.H. Donnelley Corporation Common Stock
Common Stock Fund                fund invests in the common stock of R.H.
                                 Donnelley Corporation. Vested and non-vested
                                 Participant balances in this fund represented
                                 34% of the total Master Trust investment in
                                 this option as of December 31, 1998.

Ameritech Corporation Common     The Ameritech Corporation Common Stock
 Stock Fund                      Fund invests in the common stock of Ameritech
                                 Corporation. The fund was established as an
                                 investment option of  Plan participants only.
                                 As such, vested and non-vested participant
                                 balances in the fund represented 100% of the
                                 total Master Trust and Group Trust investment
                                 at December 31, 1998 and 1997, respectively.

The Dun & Bradstreet Corporation The Dun & Bradstreet Corporation Common
Common Stock Fund                Stock Fund invests in the common stock of The
                                 Dun & Bradstreet Corporation.  As of December
                                 31, 1997, vested and non-vested participant
                                 balances in the fund represented 4% of the
                                 total Group Trust investment in this option.
                                 As of December 31, 1998, The Dun & Bradstreet
                                 Corporation Common Stock Fund was terminated.
                                 Unless otherwise instructed by the
                                 Participant, all remaining balances were
                                 transferred to the R.H. Donnelley Corporation
                                 Common Stock Fund.

Legacy Common Stock Fund        The Legacy Common Stock Fund consists of Common
                                Stock of D&B, ACNielsen Corporation and
                                Cognizant Corporation.  As of December 31,
                                1997, vested and non-vested participant
                                balances in the fund represented 4% of the
                                total Group Trust investment in this option.
                                On May 31,1998, the Legacy Common
                                Stock Fund was terminated.  Unless otherwise
                                instructed by the Participant, all remaining
                                balances were transferred to The Dun &
                                Bradstreet Corporation Common Stock Fund.

BGI Special Fixed Income Fund  The BGI Special Fixed Income Fund invests in group insurance contracts (`GICs') with one or more insurance companies and/or financial institutions selected by RHD. The insurance companies and/or financial institutions contract to repay both principal and a specific rate of return, depending on market conditions when the contract is negotiated and the length of the contract. Vested and non-vested Participant balances in this fund represented 47% of the total Master Trust and 4% of the total Group
                               Trust investment in this option as of December
                               31, 1998 and 1997, respectively.

BGI Balanced Index Fund        The BGI Balanced Index Fund invests in the
                               common stock of companies included in the S&P
                               500 and long-term, investment grade bonds.
                               Vested and non-vested Participant balances in
                               this fund represented 34% of the total Master
                               Trust and 3% of the total Group Trust investment
                               in this option as of December 31, 1998 and 1997,
                               respectively.

BGI Mid & Small Cap Equity     The BGI Mid & Small Cap Equity Index Fund
 Index Fund                    invests in common stocks in the U.S. equity
                               market that are not included in the S&P 500.
                               Vested and non-vested Participant balances in
                               this fund represented 14% of the total Master
                               Trust and 2% of the total Group Trust investment
                               in this option as of December 31, 1998 and 1997,
                               respectively.

BGI International Equity       The BGI International Equity Index Fund
 Index Fund                    invests in a portfolio of securities traded
                               outside the U.S.  Investment selections are
                               based on the Europe, Australia and Far East
                               Index.  Vested and non-vested Participant
                               balances in this fund represented 23% of the
                               total Master Trust and less than 1% of the total
                               Group Trust investment in this option as
                               of December 31, 1998 and 1997, respectively.

Contributions received from Participants and the Company are temporarily invested in the Northern Trust Company Collective Short-Term Investment Fund pending investment into the funds described above. Investments of the Collective Short-Term Investment Fund consist of high quality money market instruments with short maturities.

Note 4.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan Administrator and the Administrator's legal counsel believe the amendments do not alter the tax status of the Plan and the Plan is currently being operated in compliance with the applicable requirements of the IRC.


Note 5.  Investment in Trusts

The investment reflected in the Statement of Net Assets Available for Benefits represents the Plan's share of total assets in the Master Trust as of December 31, 1998 and the Group Trust as of December 31, 1997. This share represents 44% of the total Master Trust assets and 5% of total Group Trust assets, respectively.

Assets at fair value in the Master and Group Trust are summarized as follows (in thousands):

                                            December 31,
                                           1998             1997

BGI Equity Index Fund                    $47,994*         $364,313*
R.H. Donnelley Corporation Common
  Stock Fund                               7,726*               -
Ameritech Corporation Common Stock Fund   10,047*           3,011
The Dun & Bradstreet Corporation Common
 Stock Fund                                  -             21,114
Legacy Common Stock Fund                     -            107,651*
BGI Special Fixed Income Fund             32,417*         308,139*
BGI Balanced Index Fund                    5,300           27,481
BGI Mid & Small Cap Equity Index Fund      3,846           31,096
BGI International Equity Index Fund        2,710           18,371
Loan Account                               3,214           18,304
Bankers Trust Short-term Investment Fund      -            13,074

Total Investments                        113,254          912,554
Accrued Contributions, Income
  and Expenses                                54            1,797
                                    ------------      -----------

Total Assets in Trusts                  $113,308         $914,351
                                    ============      ===========

*These investments represent 5% or more of total Trust assets.

The Master Trust investments had the following income and expense during the six month period ended December 31, 1998 (in thousands):


                                                 Income/(Expense)
Net Appreciation/(Depreciation)        July 1, 1998- December 31, 1998
BGI Equity Index Fund                               $4,077
R.H. Donnelley Corporation Common Stock Fund           306
Ameritech Corporation Common Stock Fund              2,606
The Dun & Bradstreet Corporation Common Stock Fund  (1,036)
BGI Balanced Index Fund                                262
BGI Mid & Small Cap Equity Index Fund                    5
BGI International Equity Index Fund                     91
                                                        --
Total Net Appreciation                               6,311
                                                     -----

Investment Income
Interest                                             1,162
Dividends                                              208
Fees and Expenses                                      (61)
                                                     -----
Total Investment Income                              1,309
                                                     -----

Master Trust Income                               $  7,620
                                                   =======

                      THE DONTECH PROFIT PARTICIPATION PLAN
                     NOTES TO FINANCIAL STATEMENTS - (Continued)

The Group Trust investments had the following income and expense during the six month period ended June 30, 1998 (in thousands):


                                            Income/(Expense)
Net Appreciation/(Depreciation)       January 1, 1998- June 30, 1998

BGI Equity Index Fund                              $53,238
Ameritech Corporation Common Stock Fund                269
The Dun & Bradstreet Corporation Common Stock Fund     560
Legacy Common Stock Fund                             4,616
BGI Balanced Index Fund                              4,575
BGI Mid & Small Cap Equity Index Fund                 (657)
BGI International Equity Index Fund                  1,315
                                                    ------
Total Net Appreciation                              63,916
                                                    ------

Investment Income
Interest                                            19,220
Dividends                                            2,123
Fees and Expenses                                     (679)
                                                    ------
Total Investment Income                             20,664
                                                    ------

Group Trust Income                                $ 84,580
                                                  ========

The Plan's allocated income in the Group Trust and the Master Trust represents its participating share in the net income of the Trusts for the six month periods ended June 30, 1998 and December 31, 1998, respectively. Trust investments in securities are included at fair value. The fair value of investments is determined utilizing the applicable June 30, 1998 or December 31, 1998 closing sales prices as quoted in published financial sources. Fair value for investments in the BGI Balanced Equity Index Fund, the BGI Mid & Small Cap Equity Index Fund and the BGI International Equity Index Fund are determined by using the applicable June 30, 1998 or December 31, 1998 redemption prices reported by the managers of the funds.

The Trust has entered into benefit responsive investment contacts with various insurance companies(`Insurers'). The fair value of these contracts are recorded in the BGI Special Fixed Income Fund. The Insurers maintain the contributions in a pooled account, which is credited with earnings on the underlying assets and charged for Participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value and there are no reserves against contract value for credit risk of the contract insurer or other risks. Fair value of the contracts was $24,844,000 and $308,139,000 as of December 31, 1998 and 1997, respectively. The average interest rates were approximately 6.6% and 6.5% for the plan year ended December 31, 1998 and 1997, respectively.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date. The net appreciation in the fair value of the investments of the Group Trust or Master Trust, as applicable, consists of realized and unrealized gains and losses for the specified period.

Note 6.  Ameritech / SBC Transaction

On May 11, 1998, Ameritech jointly announced with SBC Communications Inc. (`SBC') a definitive agreement to merge an SBC subsidiary, SBC Delaware, Inc., with Ameritech. As a result of the merger, each share of Ameritech common stock (other than shares owned by Ameritech, SBC or their respective subsidiaries) will be converted into and exchanged for 1.316 shares of SBC common stock. The merger has been approved by the Board of Directors and shareholders of both companies, as well as the Department of Justice and the Public Utilities Commission of Ohio, but remains subject to the satisfaction of certain other regulatory approvals. Subsequent to the merger, Ameritech will be a wholly owned subsidiary of

                   THE DONTECH PROFIT PARTICIPATION PLAN
                  NOTES TO FINANCIAL STATEMENTS - (Continued)

SBC. At the effective date of the merger, shares of Ameritech common stock held by the Plan will be converted into shares of SBC common stock at the exchange ratio.


Note 7.  Subsequent Events

On March 1, 1999 the Plan Administrators removed the Plan from the R.H. Donnelley Corporation Defined Contribution Master Trust. The Administrators appointed Northern Trust as Trustee of the Plan assets and Merrill Lynch as record keeper and investment advisor.

In connection with the foregoing, the BGI Equity Index Fund, BGI Balanced
Index Fund, BGI Mid & Small Cap Equity Index Fund and BGI International
Equity Index Fund were removed as investment options of the Plan. The Pacific Investment Management Company Total Return Fund, Global Asset Management International Fund, Merrill Lynch Equity Index Trust, Van Kampen American Value Fund and Three GoalManager Model Portfolios were added as investment options of the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the DonTech II general partnership (the administrator of the DonTech Profit Participation Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 DonTech Profit Participation Plan
                                       (Name of Plan)

                              BY: ---------------------
                                    Robert Gross
                              Vice President - Finance &
                               Chief Financial Officer


Date:  June 29, 1999

Exhibit 23





                        CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in (i) the Registration Statement on Form S-8 (File No. 33-49036) of Ameritech Corporation, and (ii) the Registration Statement on Form S-8 (File No. 33-27144) of R.H. Donnelley Corporation of our report dated May 28, 1999, which appears in this annual report on Form 11-K.





/s/PricewaterhouseCoopers LLP




New York, New York
June 29, 1999